AB 3/22/06

SECUR[illegible] 06005794 [illegible]SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 152

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINEBRENNER CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 GREENE WAY, SUITE 200
(No. and Street)

LOUISVILLE, KY 40220-4009
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL FOLEY, CPA 859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Ste 600, Lexington, KY 40503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Earl G. Winebrenner III, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Winebrenner Capital Partners, LLC (the "Company") as of December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2-24-06
Date

Managing Member,
Financial and Operations Principal
Title

Subscribed and swom to before me
this 2 day of February, 2006.

CRAIG SILVER NOTARY PUBLIC # 00006087 EXP. 4/6/08 STATE OF OKLAHOMA IN AND FOR PITTSBURG COUNTY

Notary Public

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition
(x)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Ray, Foley, Hensley & Company, PLLC
Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
Chris A. Humphrey, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

David L. Lowe, CPA

INDEPENDENT AUDITORS' REPORT

To the Member
Winebrenner Capital Partners, LLC

We have audited the accompanying balance sheet of Winebrenner Capital Partners, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standard generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winebrenner Capital Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company

Ray, Foley, Hensely & Company, PLLC
February 23, 2006

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
For the Years ended December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and short-term investments	$ 337,695	$ 314,838
Commissions receivable	35,004	218,232
Prepaid expenses	18,857	21,061
Total current assets	391,556	554,131
Property and equipment (net of accumulated depreciation of $21,242 in 2005 and $15,721 in 2004)	27,552	17,254
Other assets	4,080	1,000
Total assets	$ 423,188	$ 572,385

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
Accounts payable	$ 7,591	$ 10,124
Commissions payable	90,134	40,946
Accrued liabilities	0	10,352
Current portion of long term debt	9,117	0
Total current liabilities	106,842	61,422
Long term debt due after one year	7,329	0
Member's equity	309,017	510,963
Total liabilities and member's equity	$ 423,188	$ 572,385

The accompanying notes are an integral part of the financial statements.

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commission income	$ 765,185	$ 1,152,389
Investment banking	295,863	368,367
Interest income	4,903	4,039
Other	4,562	37,115
Total revenue	1,070,513	1,561,910
Expenses		
Employee compensation and benefits	272,459	373,439
Brokerage and clearance fees	38,257	86,901
Commissions	454,502	685,141
Rent	84,060	72,165
Interest	4,728	0
Other operating expenses	233,035	215,730
Depreciation	5,521	5,154
Total expenses	1,092,562	1,438,530
Net income (loss)	$ (22,049)	$ 123,380

The accompanying notes are an integral part of the financial statements.

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2005 and 2004

Balance at December 31, 2003	$	453,019
Distributions to member		(65,436)
Net income		123,380
Balance at December 31, 2004	$	510,963
Distributions to member		(179,897)
Net (loss)		(22,049)
Balance at December 31, 2005	$	309,017

The accompanying notes are an integral part of the financial statements.

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ (22,049)	$ 123,380
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	5,521	5,514
(Increase) decrease in		
Commissions receivable	183,228	(125,600)
Other assets	(3,080)	4,000
Prepaid expenses	2,204	(690)
Increase (decrease) in		
Cash account deficit	-	(3,242)
Accounts payable and accrued liabilities	36,303	(17,346)
Net cash provided by operating activities	202,127	(13,984)
Cash flows from investing activities		
Capital expenditures	(15,819)	(8,575)
Net cash (used) in investing activities	(15,819)	(8,575)
Cash flows from financing activities		
Borrowed funds	18,614	-
Payments on long-term debt	(2,168)	-
Distributions to member	(179,897)	(65,436)
Net cash (used) in financing activities	(163,451)	(65,436)
Net increase (decrease) in cash	22,857	(87,995)
Cash and short-term investments, beginning of year	314,838	402,833
Cash and short-term investments, end of year	$ 337,695	$ 314,838
Supplemental disclosures of cash flow information		
Cash paid during the year ended for:		
Interest	$ 4,728	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

WINEBRENNER CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Winebrenner Capital Partners, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization:

Winebrenner Capital Partners, LLC is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was formed on March 26, 1992 as a sole member Kentucky limited liability company and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses.

Cash Equivalents:

For purposes of reporting cash flows, the Company considers all short-term marketable securities to be investments rather than cash equivalents.

Fixed Assets and Depreciation:

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Investment banking revenues includes fees arising from securities offerings in which the Company acts as the placement agent. Investment banking revenues also includes fees earned from providing merger-and-acquisition advisory services. Investment banking fees are recognized over the term of the contacts, sales concessions on settlement date, and advisory fees at the time the services are completed and the income is reasonably determinable.

Income Tax:

The Company was formed as a limited liability company and being owned by a single member, is disregarded for federal income tax purposes. In 2005, Kentucky passed legislation taxing single member LLCs and other pass-through entities at the entity level.

State taxes required to be paid by the entity are credited to the member(s) along with any taxable net income or loss. The Company has not reported as a provision for income taxes the state income tax along with amounts for local income taxes, which are based upon the company's net income, as they are reporting a net loss.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2005. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital as defined by Rule 15c3-1 totaled $261,028, which exceeded the minimum capital requirement by $211,028. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .44 to 1.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2005, the fixed asset accounts reflected the following balances:

Furniture and fixtures	$ 24,400
Vehicles	15,819
Leasehold improvements	8,575
	$ 48,794

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has a noncancellable operating lease for office rent that expires in August, 2006. The Company is responsible for the minimum monthly lease payments along with the maintenance and taxes on this property.

The future minimum lease payments under these noncancellable operating leases as of December 31, 2005 are as follows:

2006	$ 56,040

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 2003 covering its eligible employees. Under the plan, the Company contributes to each participant's account an amount equal to their deferral, but no more than 3 percent of the participant's gross wages. Plan expenses incurred by the Company were $743 and $5,580 for the years ended December 31, 2005 and 2004, respectively.

NOTE 7 – CONCENTRATIONS OF CREDIT RISKS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – LONG-TERM DEBT

	Current	Long-term
Note payable to Chase Bank, monthly payment of $842 for 24 months, interest rate of 7.9%, secured by vehicle	$ 9,117	$ 7,329

SUPPLEMENTARY INFORMATION

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

NET CAPITAL		
Stockholder's Equity		$ 309,017
Deductions and/or Charges		
Non-allowable Fixed Assets	$ 27,552	
Accounts Receivable-Other	16,357	
Other assets	4,080	
		(47,989)
Net Capital Before Percentage Reductions		261,028
Pursuant to Rule 15c3-1 (F)		
Reduction of Securities Held as Investments		0
Net Capital		$ 261,028
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 97,725	
Notes Payable	16,446	
Aggregate Indebtedness		$ 114,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		
$114,171 Divided by 15 or $50,000 Minimum		$ 50,000
Excess Net Capital		$ 211,028
Ratio of Aggregate Indebtedness to Net Capital		43.74%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net Capital as Reported in FOCUS Report		$ 244,385
Effect of Audit Adjustments on Accounts Included in Net Capital Calculation		16,643
Net Capital as Calculated Above		$ 261,028

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Winebrenner Capital Partners, LLC had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2005. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE III
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

We have examined the financial statements of Winebrenner Capital Partners, LLC as of December 31, 2005, and have submitted our report thereon dated February 23, 2006. As a part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 and 15 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In addition, Winebrenner Capital Partners, LLC has formal procedures insuring proper compliance and reporting of security transactions pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 23, 2006

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE IV
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Winebrenner Capital Partners, LLC had no subordinated liabilities at any point throughout the year ended December 31, 2005. Consequently, there are no changes in the balances of such liabilities.

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
Chris A. Humphrey, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

David L. Lowe, CPA

To The Member
Winebrenner Capital Partners, LLC
Louisville, Kentucky

Study and Evaluation of Internal Control

We have examined the financial statements of Winebrenner Capital Partners, LLC as of December 31, 2005, and have submitted our report thereon dated February 23, 2006. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities and Exchange Act of 1937. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the period ended December 31, 2005, which was made for the purpose set forth above and would not necessarily disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 23, 2006

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com